Exhibit 99

Press release

   IMI ANNOUNCES RESULTS OF PIVOTAL SKIN CHOLESTEROL STUDY PUBLISHED THIS WEEK

TORONTO (December 17, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI, Amex:IME) announced the publication of its pivotal skin-cholesterol study in the current issue of the journal Atherosclerosis. It is the largest study ever published on skin cholesterol, and shows that skin cholesterol is an independent risk factor for coronary artery disease that provides new information about cardiovascular disease risk.

"This publication goes a long way in making the case for using skin cholesterol as part of risk assessment," said Dr. Brent Norton, IMI President and CEO. "Having our pivotal study in the medical literature and in the public domain is important for the future of skin-cholesterol testing and it's important for IMI."


Study results
The study included 649 subjects at three sites - led by The Cleveland Clinic, and also including St. Michael's Hospital and Trillium Health Centre, both in the Toronto area. Skin cholesterol was found to be significantly higher in patients with angiographic disease, and this correlation remained significant after adjusting for age and Framingham risk variables individually and combined. The authors wrote, "Our current data indicates that skin-tissue cholesterol increases with extent of disease. We found that for every 10 units of skin-tissue cholesterol, an additional 7 per cent risk was observed among subjects referred for coronary catheterization. The consistency of results after adjustment for traditional risk factors (either individually or in aggregate) indicates that skin cholesterol is providing new information with respect to risk assessment for CAD."

Other recent studies have demonstrated the relationship between skin cholesterol and cardiovascular disease. Data from the Multi-Ethnic Study of Atherosclerosis
(MESA), presented by researchers from Johns Hopkins University last month at the American Heart Association annual meeting, found that skin cholesterol could help identify subclinical, or "hidden" cardiovascular disease. Skin cholesterol testing in a white population was associated with the presence of calcium in the coronary artery, which is thought to be predictive of cardiovascular events.

Skin cholesterol is measured by the PreVu*/Cholesterol 1,2,3(TM) test, a three-minute, non-invasive test developed by IMI that does not require fasting. Two drops of liquid are placed on the patient's palm and react with cholesterol molecules in the skin to generate a color-change reaction. The color is read by a spectrophotometer to provide a numeric result. New formats of the test are in development for laboratory and home use. PreVu* coronary heart disease predictor will be marketed in Canada by McNeil Consumer Healthcare and is planned to be available to Canadian physicians in 2004.

Cardiovascular disease prevention


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New guidelines from the U.S. National Cholesterol Education Program suggest that roughly 101 million Americans are at elevated risk for heart disease and should be managing their risk either through dietary and lifestyle changes or cholesterol-lowering medications.

Updated Canadian Recommendations for the Management of of Dyslipidemia and the Prevention of Cardiovascular Disease issued in October 2003 stated that "because of the burden of cardiovascular disease and the high rate of death from out-of-hospital acute myocardial infarction, preventative measures are essential in order to reduce health care costs and improve the health of Canadians."

About IMI

IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is the world's first non-invasive cholesterol test system. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

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For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com



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